UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G


               Under the Securities Exchange Act of 1934
                         (Amendment No. 15)


                    OVERSEAS SHIPHOLDING GROUP, INC.
                         (Name of Issuer)


                Common Stock (Par Value $1.00 per share)
                    (Title of Class of Securities)

                           690368 10 5
                         (Cusip Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HERMANN MERKIN

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [   ]
                                                        (b) [ X ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES


               5.  SOLE VOTING POWER
                       203,020
 NUMBER OF
   SHARES      6.  SHARED VOTING POWER
BENEFICIALLY         2,986,416
 OWNED BY
   EACH        7.  SOLE DISPOSITIVE POWER
 REPORTING             203,020
   PERSON
   WITH        8.  SHARED DISPOSITIVE POWER
                     2,986,416


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,189,436

10.  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES
     CERTAIN SHARES                                         [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.8%

12.  TYPE OF REPORTING PERSON

          IN


Hermann Merkin hereby files the following as an amendment to  his
Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934 and the rules thereunder by amending and restating Items 4 and 6 thereof in their entirety and providing supplemental information:

Item 1(a) Name of Issuer:

          Overseas Shipholding Group, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1114 Avenue of the Americas
          New York, N.Y. 10036

Item 2(a) Name of Person Filing:

          Hermann Merkin

Item 2(b) Address  of  Principal Business  Office  or,  if  none,
          Residence:

          415 Madison Avenue - 3rd floor
          New York, New York  10017

Item 2(c) Citizenship:

          United States of America

Item 2(d) Title of Class of Securities:

          Common Stock (par value $1 per share)

Item 2(e) CUSIP Number:

          690368 10 5

Item 3.   Not Applicable


Item 4.   Ownership

           THE  INFORMATION SET FORTH IN ITEM 4  IS  AMENDED  AND
RESTATED IN ITS ENTIRETY AS FOLLOWS:

     (a)  Amount Beneficially Owned:

          3,189,436

     (b)  Percent of Class:

          8.8%

     (c)  Number of shares as to which such person has:

          (i)    sole  power  to  vote or to direct  the  vote  -
          203,020

          (ii)   shared  power to vote or to direct  the  vote  -
          2,986,416

          (iii)   sole   power  to  dispose  or  to  direct   the
          disposition of - 203,020

          (iv)   shared  power  to  dispose  or  to  direct   the
          disposition of - 2,986,416


Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.   Ownership  of  More  than Five  Percent  on  Behalf  of
          Another Person.

           THE  INFORMATION SET FORTH IN ITEM 6  IS  AMENDED  AND
RESTATED IN ITS ENTIRETY AS FOLLOWS:

           Of  the 2,986,416 shares of common stock listed  under
     (ii) and (iv) of Item 4(c), constituting approximately 8.2% of the class, are owned by OSG Holdings, a New York partnership in which the undersigned as of December 31, 1994 was a 20.7% partner. The other principal partners in OSG Holdings and their respective approximate percentage interest in said partnership are as follows: EST Associates (a New York partnership) - 36.68%; and Raphael Recanati and Diane Recanati, as tenants in common - 25%. OSG Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.   Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  By  the
          Parent Holding Company.

          Not Applicable

Item 8.   Identification  and Classification of  Members  of  the
          Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 10, 1995
                                                 Date

                                           S/Hermann Merkin
                                               Signature



                                             Hermann Merkin
                                              Name/Title